UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $ .01

(Title of Class of Securities)

042698308

(CUSIP Number)

Russell C. Chambers, MD
2121 North Frontage Road
Box 170
Vail, CO 81657
(970) 476-3386

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 042698308	SCHEDULE 13D	PAGE 2 OF 4 PAGES

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Russell C. Chambers, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization
U.S.

	7.	Sole Voting Power
469,613 Shares Common Stock, $.01 Par Value
Number of
Shares	8.	Shared Voting Power
Beneficially
Owned by
Each	9.	Sole Dispositive Power
Reporting		469,613 Shares Common Stock, $.01 Par Value
Person With

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
469,613 Shares Common Stock, $.01 Par Value

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]

13.	Percent of Class Represented by Amount in Row (11)
18.0%

14.	Type of Reporting Person (See Instructions)
IN

*See Instructions before filling out

CUSIP NO. 042698308	SCHEDULE 13D	PAGE 3 OF 4 PAGES

Item 1. Security and Issuer

             This statement relates to the $.01 Par Value Common Stock (“Common Stock”) of Arrhythmia Research Technology, Inc. (“ART”), the principal executive offices of which are located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420

Item 2. Identity and Background

(a)	Russell C. Chambers, MD
(b)	Dr. Chambers’ business address is 2121 North Frontage Road, Box 170, Vail, Colorado 81657
(c)	Dr. Chambers’ principal occupation is overseeing his personal investments.
(d)	Dr. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Dr. Chambers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years and was not and is not, as a result of any such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Chambers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Dr. Chambers has utilized personal funds to acquire the Common Stock of ART.

Item 4. Purpose of Transaction

Dr. Chambers has acquired the Common Stock of ART for investment purposes. Dr. Chambers has no present plan or proposal with respect to any action that would relate to or result in: (i) the acquisition by any person of additional securities of ART, or the disposition of securities of ART; (ii) an extraordinary corporate transaction involving ART or its subsidiary; (iii) a sale or transfer of a material amount of assets of ART or its subsidiary; (iv) any change in the present board of directors of ART or management of ART; (v) any material change in the present capitalization or dividend policy of ART; (vi) any material change in ART’s business or corporate structure; (vii) any change in ART’s certificate of incorporation or bylaws, or other action which may impede the acquisition of control of ART by any person; (viii) causing a class of securities of ART to be delisted from a national securities exchange; (ix) a class of equity securities of ART becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing. Dr. Chambers reserves the right to formulate specific plans or proposals with respect to, or to change his intentions regarding, any or all of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number of shares of Common Stock of ART beneficially owned by Dr. Chambers and the percentage which those shares are of the outstanding Common Stock of ART are as follows:
      Russell C. Chambers         469,613 shares         18.0%

(b)	Dr. Chambers has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.
(c)	The following transactions in Common Stock of Art were effected by the Dr. Chambers since the last Schedule 13D filing:

Date	Amount of Securities	Price / Share	Where and How Effected	Date	Amount of Securities	Price / Share	Where and How effected
03/28/02	1,500	2.950	Open Market	11/26/03	10,000	13.722	Sold on Open Mkt
04/01/02	5,000	2.950	Open Market	11/28/03	1000	13.900	Sold on Open Mkt
08/19/02	3,000	2.520	Open Market	12/01/03	4,000	14.500	Sold on Open Mkt
08/20/02	2,000	2.520	Open Market	12/02/03	2,000	15.800	Sold on Open Mkt
08/23/02	1,000	2.400	Open Market	12/03/03	3,000	17.300	Sold on Open Mkt
09/10/02	1,000	2.350	Open Market	12/16/03	7,600	24.000	Sold on Open Mkt
09/12/02	600	2.350	Open Market	12/17/03	2,600	23.5077	Sold on Open Mkt
12/17/02	3,800	2.840	Open Market	12/18/03	3,000	23.550	Sold on Open Mkt
12/31/02	500	2.550	Open Market	12/19/03	4,900	23.4124	Sold on Open Mkt
01/08/03	5,000	2.550	Open Market	12/22/03	1,900	24.970	Sold on Open Mkt
06/19/03	1,500	3.250	Open Market

CUSIP NO. 042698308	SCHEDULE 13D	PAGE 4 OF 4 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Dr. Chambers does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART, finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

        After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated March 1, 2004	/s/ Russell C. Chambers M.D.
Russell C. Chambers, MD